ATF 3/20/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019945

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 15 2002 PROCESSED 363

SEC FILE NUMBER
8- 41386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JOSEPH GUNNAR & CO., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET, 12TH FLOOR
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH ALAGNA (212) 440-9600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINICK SANDERS LEVENTHAL & CO., LLC
(Name — if individual, state last, first, middle name)

1515 BROADWAY, NEW YORK, NEW YORK 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

 Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, JOSEPH ALAGNA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOSEPH GUNNAR & CO., LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

...NER J. ZALAZNICK
...OTARY PUBLIC, State of New York
No. 30-4853922
Qualified in Nassau County
...ommission Expires Feb. 24, 2002

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH GUNNAR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

JOSEPH GUNNAR & CO., LLC

DECEMBER 31, 2001

INDEX

JOSEPH GUNNAR & CO., LLC

DECEMBER 31, 2001

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1515 BROADWAY
NEW YORK, N.Y. 10036-5788
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT ACCOUNTANTS' REPORT

To the Member
Joseph Gunnar & Co., LLC

We have audited the accompanying statements of financial condition of Joseph Gunnar & Co., LLC, as at December 31, 2001 and 2000, and the related statements of operations and member's capital, cash flows and changes in subordinated debt for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Gunnar & Co., LLC, as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital for the year ended December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co. LLP

New York, N. Y.
February 4, 2002

JOSEPH GUNNAR & CO., LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31,	
	2001	2000
Cash	$ 290,290	$1,915,785
Cash - restricted	64,000	100,000
Receivable from correspondent broker	728,065	993,625
Securities owned at market value	71,092	283,405
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $629,269 and $329,846, respectively	1,153,694	854,983
Organization costs, less accumulated amortization of $40,340 and $30,255, respectively	10,085	20,170
Due from landlord	-	489,573
Security deposit	270,658	300,658
Other assets	131,257	269,327
	$2,719,141	$5,227,526

LIABILITIES AND MEMBER'S CAPITAL

	2001	2000
Liabilities:		
Commissions payable	$ 294,341	$ 702,065
Securities sold not yet purchased	6,450	50
Note payable - bank	100,000	-
Subordinated debt	1,000,000	-
Accounts payable, accrued expenses and other liabilities	366,364	415,395
Total liabilities	1,767,155	1,117,510
Commitments and contingencies	-	-
Member's capital	951,986	4,110,016
	$2,719,141	$5,227,526

See notes to financial statements.

JOSEPH GUNNAR & CO., LLC

STATEMENTS OF OPERATIONS AND MEMBER'S CAPITAL

	For the Years Ended December 31,	
	2001	2000 (*)
Revenues:		
Commissions	$ 8,169,177	$42,940,367
Trading losses (net of gains)	(1,153,160)	(3,952,344)
Other income	1,365,006	1,909,053
Total revenues	8,381,023	40,897,076
Expenses:		
Commissions	3,626,748	23,771,717
Employee compensation and benefits	3,098,176	4,842,699
Clearance fees	676,387	1,323,013
Occupancy costs	984,321	695,546
Legal and audit fees	147,969	312,037
Communications	828,864	852,967
Regulatory fees and related costs	157,135	757,321
Insurance	97,868	121,520
Travel and entertainment	148,621	350,067
Depreciation and amortization	309,508	172,226
Other	999,823	1,086,129
Interest	32,796	-
Total expenses	11,108,216	34,285,242
Income (loss) before management fees	(2,727,193)	6,611,834
Management fees	525,000	6,850,000
Loss before provision for (credit from) New York City unincorporated business tax	(3,252,193)	(238,166)
Provision for (credit from) New York City unincorporated business tax	(69,163)	499,602
Net loss	(3,183,030)	(737,768)
Member's capital at beginning of year	4,110,016	4,847,784
Additional capital contributed	25,000	-
Member's capital at end of year	$ 951,986	$ 4,110,016

(*) Reclassified for comparability.

See notes to financial statements.

JOSEPH GUNNAR & CO., LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2001	2000
Cash flows from operating activities:		
Net loss	($3,183,030)	($ 737,768)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	309,508	172,226
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Receivable from correspondent broker	265,560	1,819,175
Securities owned at market value	212,313	1,984,311
Security deposits	30,000	(63,658)
Other assets	138,070	(147,866)
Commissions payable	(407,724)	(2,802,156)
Securities sold not yet purchased	6,400	(37,198)
Accounts payable, accrued expenses and other liabilities	(49,031)	(347,350)
Total adjustments	505,096	577,484
Net cash used in operating activities	(2,677,934)	(160,284)
Cash flows from investing activities:		
Decrease in restricted cash	36,000	-
Purchase of property and equipment	(598,134)	(631,979)
Due from landlord	489,573	(489,573)
Net cash used in investing activities	(72,561)	(1,121,552)
Cash flows from financing activities:		
Member capital contribution	25,000	-
Due to member	-	(2,020,000)
Proceeds from subordinated borrowing	1,000,000	-
Proceeds from bank loan	100,000	-
Net cash provided by (used in) financing activities	1,125,000	(2,020,000)
Net decrease in cash	(1,625,495)	(3,301,836)
Cash at beginning of year	1,915,785	5,217,621
Cash at end of year	$ 290,290	$1,915,785
Supplemental Disclosures of Cash Flow Information:		
Cash payments during the year for:		
Interest	$ 32,796	$ -
New York City Unincorporated Business Tax	$ -	$ 539,149

See notes to financial statements.

JOSEPH GUNNAR & CO., LLC

STATEMENTS OF CHANGES IN SUBORDINATED DEBT

FOR THE YEARS ENDED DECEMBER 31, 2001

	For the Years Ended December 31,	
	2001	2000
Subordinated debt at beginning of year	$ -	$ -
Increase:		
Issuance of subordinated debt	1,000,000	-
Subordinated debt at end of year	$1,000,000	$ -

See notes to financial statements.

JOSEPH GUNNAR & CO., LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - SIGNIFICIANT ACCOUNTING POLICIES.

(a) Organization and Nature of Business:

Joseph Gunnar & Co., LLC, (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a New York limited liability company that is a wholly owned subsidiary of Joseph Gunnar Holding Co., LLC (the " Parent").

(b) Basis Presentation:

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (" GAAP").

(c) Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Securities:

All proprietary securities and option transactions, and the applicable profits and losses arising from these transactions are reported on a trade date basis. Marketable securities are stated at market ("marked to market") value, and securities not readily marketable are stated at fair values determined by management. The resulting unrealized gain or loss is included in operations.

The Company acts as an introducing broker and forwards all transactions for its customers to another NASD member firm on a fully disclosed basis. Commission income and expenses, and related clearing expenses on customer transactions are reported on a trade date basis.

(e) Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using either straight-line or double declining balance methods over the estimated useful lives of the related assets, ranging between 3 and 10 years. Leasehold improvements are amortized over the term of the related lease.

NOTE 1 - SIGNIFICIANT ACCOUNTING POLICIES. (Continued)

(f) Organization Costs:

Organization costs are being amortized on a straight-line basis over 60 months. Amortization expense was $10,085 in each of the years ended December 31, 2001 and 2000.

NOTE 2 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS.

Furniture, equipment and leasehold improvements consist of the following:

	December 31,	
	2001	2000
Machinery and equipment	$ 364,003	$ 313,964
Furniture and fixtures	740,923	677,153
Computer equipment	217,472	193,712
Leasehold improvements	460,565	-
	1,782,963	1,184,829
Less: Accumulated depreciation and amortization	629,269	329,846
	$1,153,694	$ 854,983

NOTE 3 - INCOME TAXES.

The Company is treated as a partnership for income tax purposes and, as such, is not subject to income taxes by federal and state authorities. The member is responsible for reporting the partnership income (loss) and deductions on its income tax returns and is liable for all taxes thereon. Accordingly, the accompanying financial statements do not include provisions for federal and state income taxes. The Company is, however, subject to the New York City unincorporated business tax and the credit of $69,162 for the year ended December 31, 2001 resulted from an overaccrual in the prior year.

NOTE 4 - SECURITIES.

Securities sold not yet purchased, represent obligations of the Company to deliver specified securities at predetermined prices (short sales). The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Securities sold not yet purchased, consist of corporate stocks in the amount of $6,450 and $50 for the years ended December 31, 2001 and 2000, respectively.

NOTE 5 - COMMITMENTS AND CONTINGENCY.

The Company leases office space in New York City from the Parent on a month-to-month basis as determined by the parties. In 2001, rent expense for the New York City premises was $699,288. The Company also leases office space in Garden City, N.Y. under a noncancellable operating lease expiring August 31, 2004. Under the terms of the leases, the Company is obligated to pay base rents plus certain fixed utility charges and certain real estate taxes, wage rate escalations and other related costs. In addition, the Company is required to maintain a $64,000 certificate of deposit in a bank as security for the Garden City, N.Y. lease. Rent and related costs for both premises were $984,321 and $695,546 in 2001 and 2000, respectively.

Future minimum commitments under the fixed terms of the Garden City, N.Y. lease, at December 31, 2001, are as follows:

Years Ending December 31,	
2002	$180,067
2003	185,054
2004	190,191
Total minimum annual rentals	$555,312

In connection with the New York City premises, the Company is contingently liable for a standby letter of credit for $246,343 at December 31, 2001, in favor of the landlord which expires on October 1, 2002.

NOTE 6 - NET CAPITAL REQUIREMENTS.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $306,743 or $206,743 in excess of its required minimum capital of $100,000. In addition, its ratio of aggregate indebtedness to net capital was 2.48:1 at December 31, 2001.

NOTE 7 - RELATED PARTY TRANSACTIONS.

The Company has been charged $525,000 and $6,850,000 in management fees from the Parent for the years ended December 31, 2001 and 2000, respectively.

NOTE 8 - 401(k) PLAN.

The Company offers a 401(k) retirement plan, which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. The Company, at its option, may make matching contributions of up to $500 per participant during the plan year. Company matching contributions were $32,190 and $33,779 during the years ended December 31, 2001 and 2000, respectively.

NOTE 9 - LITIGATION.

The Company is a defendant in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Company's financial condition.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS.

The Company keeps its cash with high credit quality financial institutions. The account balances often exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 11 - SUBORDINATED DEBT.

At December 31, 2001, the Company is obligated in the amount of $1,000,000 pursuant to a revolving credit agreement with a financial institution which expires on August 15, 2002. The obligation is subordinated to the claims of general creditors. Interest is charged at Libor plus 2% for the first 30 days and Libor plus 5%, thereafter.

NOTE 12 - NOTE PAYABLE - BANK.

At December 31, 2001, the Company is indebted to a bank in the amount of $100,000. The obligation is evidenced by a promissory note which matures on May 14, 2002, bears interest at prime minus 2% and is personally guaranteed by two members of the Parent.

JOSEPH GUNNAR & CO., LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
SEC UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2001

Member's capital		$ 951,986
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,000,000
		1,951,986
Deductions for non-allowable assets:		
Furniture, equipment and leasehold improvements	$1,153,694	
Organization costs	10,085	
Security deposits and restricted cash	334,658	
Other assets	131,257	
Total deductions for non-allowable assets		1,629,694
		322,292
Haircuts on securities:		
Stocks	9,951	
Money market funds	5,598	
Total haircuts on securities		15,549
Net capital		306,743
Minimum net capital requirement		100,000
Excess net capital over minimum requirement		$ 206,743
Aggregate indebtedness:		
Commissions payable	$ 294,341	
Bank loan payable	100,000	
Accounts payable, accrued expenses and other liabilities	366,364	
Total aggregated indebtedness		$ 760,705
Percentage of aggregate indebtedness to net capital		248.0%

There are no differences between the above calculations and the Company computation in Part IIA of Form X-17a-5.

See independent accountants' report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

To the Member
Joseph Gunnar & Co., LLC

In planning and performing our audits of the financial statements for the years ended December 31, 2001 and 2000 and supplementary schedule of Joseph Gunnar & Co., LLC, for the two years ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of business involving their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Joseph Gunnar & Co., LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinick Sanders Leventhal & Co. LLP

New York, N. Y.
February 4, 2002